21002131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38211

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMN Securities, Inc. d/b/a Senate Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Wall Street
(No. and Street)

Kingston (City) NY (State) 12401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Netter 845-339-7310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Ave, 14th Floor (Address) New York (City) New York (State) 10022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Netter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMN Securities, Inc. d/b/a Senate Securities, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

JACLYN I PECORELLA
Notary Public - State of New York
No. 01PE6279760
Qualified in Dutchess
My Commission Exp. 04/15/2021

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBSM LLP
Accountants & Advisors

February 26, 2021

Mr. Richard Netter, President
RMN Securities, Inc. d/b/a Senate Securities
253 Wall Street
Kingston, NY 12401

In connection with our audit of the financial statements and supplemental information of RMN Securities, Inc. d/b/a Senate Securities for the year ended December 31, 2020, we will issue our report thereon dated February 26, 2021. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2020. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies, if there are any, which were used by RMN Securities, Inc. d/b/a Senate Securities in its 2020 financial statements are described in Note 1 to the financial statements. As of December 31, 2020 and the year then ended, the Company had no critical accounting policies.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There were no critical accounting estimate(s) affecting the Company's financial statements.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us, significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There were no uncorrected misstatements that we presented to management. The attached schedule summarizes the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and have discussed with you. No deviations from the standard unqualified audit report were presented.

Exceptions to Exemption Provisions

In connection with our review of the Company's exemption report under Rule 15c3-3 of the Securities and Exchange Commission, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Computation of Net Capital that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements.* Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use Mr. Richard Netter of RMN Securities, Inc. d/b/a Senate Securities and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

RBSM LLP

Client: **_RMN Securities, Inc._**
Engagement: **_RMN 2020 - RMN Securities, Inc._**
Period Ending: **_12/31/2020_**
Trial Balance: **_TB - Trial Balance_**
Workpaper: **_2a - AJE - 2020_**

Account	Description	W/P Ref	Debit	Credit
Adjusting Journal Entries				
Adjusting Journal Entries JE # 1		100.2		
Reclass mispost of commission pymt to MF				
6009	Commission Expenses		17,362.10	
4000	Commission Income			17,362.10
Total			**17,362.10**	**17,362.10**
	Total Adjusting Journal Entries		**17,362.10**	**17,362.10**
	Total All Journal Entries		**17,362.10**	**17,362.10**

RBSM LLP
Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
RMN Securities, Inc. d/b/a Senate Securities
Kingston, NY

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RMN Securities, Inc. d/b/a Senate Securities (the "Company"), as of December 31, 2020, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplement information is the responsibility of the Company's management. Our audit procedures included determining whether the information in the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2015.

New York, NY
February 26, 2021

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS	
Cash and cash equivalents	$ 39,176
Cash and securities segregated in compliance with federal regulations (cash of $358 and securities with a fair value of $11,091)	11,449
Commissions receivable	34,966
Total assets	$ 85,591
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 20,031
Commissions payable, officer	10,000
Total liabilities	30,031
Stockholder's equity	
Capital stock, no par value, 200 shares authorized, issued and outstanding	19,754
Retained earnings	35,806
Total stockholder's equity	55,560
Total liabilities and stockholder's equity	$ 85,591

See accompanying notes to financial statements.

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF OPERATIONS
Year ended December 31, 2020

Revenue	
Brokerage commissions	$ 335,345
12b-1 fees	147,950
Interest and dividend income	55
Total revenue	483,350
Expenses	
Compensation and benefits, officer	97,000
Commissions	272,746
Clearing expense	42,297
Occupancy	22,959
Professional fees	16,666
Regulatory fees	5,378
Other expenses	23,475
Total expenses	480,521
Net income	$ 2,829

See accompanying notes to financial statements.

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2020

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, January 1, 2020	200	$ 19,754	$ 37,664	$ 57,418
Stockholder's capital distribution	-	-	(4,687)	(4,687)
Net income	-	-	2,829	2,829
Balance, December 31, 2020	200	$ 19,754	$ 35,806	$ 55,560

See accompanying notes to financial statements.

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF CASH FLOWS
Year ended December 31, 2020

Cash flows from operating activities	
Net income	$ 2,829
Adjustments to reconcile net income to net cash provided by operating activities	
Change in operating assets and liabilities	
Securities segregated in compliance with federal regulations	(42)
Commissions receivable	3,508
Accounts payable and accrued expenses	2,620
Net cash provided by operating activities	8,915
Cash flows from financing activities	
Stockholder's captial distributions	(4,687)
Net cash used in financing activities	(4,687)
Net increase in cash, cash equivalents and cash-segregated in compliance with federal regulations	4,228
Cash, cash equivalents and cash-segregated in compliance with federal regulations, beginning of year	35,306
Cash, cash equivalents and cash-segregated in compliance with federal regulations, end of year	$ 39,534
Supplemental disclosure of cash flows information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See accompanying notes to financial statements.

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

RMN Securities, Inc. d/b/a Senate Securities (the "Company") was formed on February 8, 1989, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. at that time. The Company made a Sub-Chapter S Corporation election with the Internal Revenue Service on February 8, 1989. The Company's business consists of providing subscription only brokerage, financial and employee benefit services to individuals and institutions.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company is an introducing broker-dealer, who clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker-dealer transmits all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Revenue recognition

The Company receives commission income for advisory and brokerage services related to customer trading of stocks, mutual funds, and other financial products which are recognized on the trade date. The Company believes the performance obligation for the trading of stock, mutual funds and other financial products is satisfied on the trade date because the customer has obtained the rights to the underlying security provided by the trade execution service. The Company also receives 12b-1 commissions which are recorded over the period earned.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market funds and are stated at cost, which approximates market value.

Included in cash and cash equivalents are cash amounts segregated for compliance with federal regulation purposes as a result of its membership agreement with FINRA.

Commissions receivable

Commissions receivable consists of commissions earned during the year that will be collected after December 31, 2020. The Company uses the direct write-off method to recognize bad debts on commissions receivable.

1. Nature of Business and Summary of Significant Accounting Policies, continued

Commissions receivable (continued)
Periodically, management reviews past due receivables and writes off those balances deemed uncollectible after all reasonable collection efforts have been exhausted. If the reserve method were used, it would not have a material effect on the financial statements. Management has determined there is no need for an allowance for doubtful accounts to be recorded as of December 31, 2020.

Income taxes
The Company, with the consent of its stockholder, has elected under the provisions of Sub-Chapter "S" of the Internal Revenue Code to be an S Corporation. In lieu of Federal and State corporate income taxes, the stockholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Accordingly, the financial statements reflect no provision or liability for Federal or State income taxes. The Company's federal and state income tax returns for the years ended December 31, 2017 to 2020 remain open for audit by the applicable regulatory authorities.

Fair value of financial instruments
The carrying value of cash, restricted cash, commissions receivable, accounts payable and accrued expenses, and commissions payable, officer approximate their fair values based on the short-term maturity of these instruments.

The Company utilizes the methods of fair value measurement as described in generally accepted accounting principles to value its financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, generally accepted accounting principles establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels:

Level 1: Quoted market prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

1. Nature of Business and Summary of Significant Accounting Policies, continued

Fair value of financial instruments (continued)

The fair value of assets measured on a recurring basis as of December 31, 2020 are as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds	$11,091	$ -	$ -	$11,091

Mutual funds are valued at the daily closing prices reported by the fund. Mutual funds held by the Company are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Company are deemed to be actively traded.

Leases

The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Advertising

The Company expenses advertising costs as incurred. Advertising expense of $2,877 for the year ended December 31, 2020 is included in other expenses in the statement of operations.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of accounts receivable, among others.

Reclassifications

Certain amounts in the statement of cash flows for the prior year have been reclassified to conform to the presentation in the current year financial statements.

Recently issued accounting pronouncements

All recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Oversight Board, Securities and Exchange Commission and the American Institute of Certified Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RMN Securities, Inc.

d/b/a Senate Securities

Financial Statements and Schedules

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon and Supplemental Reports on Exemption)

CONTENTS

2. Cash and Securities Segregated in Compliance with Federal Regulations

Pursuant to the Company's current status as a broker dealer with FINRA, the Company is required to maintain funds for regulatory purposes in a segregated reserve account for the exclusive benefit of its clients.

3. Cash Flows Information

The following table provides a reconciliation of cash, cash equivalents and cash-segregated in compliance with federal regulations reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	For the Year Ended December 31, 2020
Cash and cash equivalents	$ 39,176
Cash-segregated in compliance with federal regulations	358
Cash, cash equivalents, and cash-segregated in compliance with federal regulations	$ 39,534

4. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $55,338, which is in excess of its required net capital of $25,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2020 was .54 to 1.

5. Concentration of Risk

Credit Risk
The Company's cash and cash equivalents may be subject to credit risk. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 for substantially all depository accounts. In addition, money market funds are covered by the Securities Investor Protection Corporation ("SIPC") up to $500,000. Management believes it is not exposed to any significant credit risk on cash and cash equivalents.

As of December 31, 2020, 73% of the commissions receivable was due from the Company's clearing broker or $25,636.

5. Concentration of Risk, continued

Business Risk

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

6. Regulation

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers, and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

7. Clearing Broker

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company does have $11,449 of cash and mutual funds held on deposit for the satisfaction of any unsettled obligations.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

8. Lease Commitments

The Company leases its office space in Kingston, New York on a month to month basis for $1,200 per month plus a percentage of utilities and real estate taxes. Total rent expense for the year ended December 31, 2020 was $20,444.

9. Subsequent Events

The Company has evaluated subsequent events through February 26, 2021, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMSSION
December 31, 2020

NET CAPITAL		
Total stockholder's equity		$ 55,560
Haircuts on securities		
Mutual funds		(222)
Net capital		$ 55,338
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 20,031	
Commissions payable, officer	10,000	
Total aggregated indebtedness		$ 30,031
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)		$ 25,000
Net capital in excess of minimum requirement		$ 30,338
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.54 to 1
Net Captial, per unaudited December 31, 2020 FOCUS report		$ 55,560

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net captial computation above and the computation included in the FOCUS Form X-17-a-5 Part II, as filed and amended by the Company on February 25, 2021.

RMN Securities, Inc. d/b/a Senate Securities
STATEMENT REGARDING SEC RULE 15C3-3
December 31, 2020

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii), for A and B. Therefore, the following reports are not presented;

A) Computation for Determination of Reserve Requirements under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
RMN Securities, Inc. d/b/a Senate Securities
Kingston, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which RMN Securities, Inc. d/b/a Senate Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which RMN Securities, Inc. d/b/a/ Senate Securities claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) RMN Securities, Inc. d/b/a Senate Securities will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) RMN Securities, Inc. d/b/a Senate Securities stated that RMN Securities, Inc. d/b/a Senate Securities met the identified exemption provisions throughout the most recent fiscal year without exception. RMN Securities, Inc. d/b/a Senate Securities's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RMN Securities, Inc. d/b/a Senate Securities's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
February 26, 2021

RMN SECURITIES, INC. d/b/a SENATE SECURITIES
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2020

RMN Securities, Inc. d/b/a Senate Securities (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15C3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

RMN Securities, Inc. d/b/a Senate Securities

I, Richard Netter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title:CEO

Date: 2/24/2021